EXHIBIT 11(a)
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
STATEMENT 11. RE: Computation of Per Share Earnings
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                                                                       Three Months Ended              Nine Months Ended
                                                                   September 30,                           September 30,
(Amounts in thousands except per share data)                           1997          1996            1997           1996
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
PRIMARY EARNINGS:
Average shares outstanding                                           16,177        15,398          15,854         14,859
Net effect of dilutive stock options, and
     warrants based on the modified
     treasury stock method using average market price                   728           880             820            901
Total weighted average number of shares outstanding                  16,905        16,278          16,674         15,760
Net income                                                           $1,822        $1,441          $2,318         $4,741
Deduct preferred dividends                                            (181)         (200)           (543)          (703)
Net income available to common shareholders                          $1,641        $1,241          $1,775         $4,038
Earnings per share                                                     $.10          $.08            $.11           $.26
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
Note:    Fully diluted earnings per share is not presented becuase it is the same as primary earnings per share.